Quarterly Earnings Report 2Q10                                                                                  July 28, 2010

Operating Income and Net Income Increased by 9.05% and 12.93%, Respectively

Financial Highlights:
(All figures are expressed in millions of Mexican pesos of purchasing power as of June 2010. Comparisons are made with the same period of 2009, unless otherwise stated. Figures may vary due to rounding practices).

  Net sales for the second quarter of 2010 grew 0.11% to reach $7,587.32 million
  Gross income for the quarter rose 0.74% compared to the same period of 2009
  The gross margin for the quarter was 11.05%
  Quarterly operating expenses declined 2.77% versus the second quarter of the previous year
  Operating income increased 9.05% to the same period of 2009
  The quarterly operating margin was 3.55%
  Operating income plus depreciation and amortization rose 5.26% versus 2Q09 to reach $284.08 million
  GCS’s net profit for the quarter was $166.03 million, an increase of 12.93% compared to the second quarter of 2009
  Cash and cash equivalents at the end of the second quarter of 2010 was $470.58 million

Mexico City, Mexico, July 28, 2010.  Grupo Casa Saba (“Saba”, “GCS”, “the Company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products, health and beauty aids, personal care and consumer goods, general merchandise, publications and other products announces its consolidated financial and operating results for the second quarter of 2010.

QUARTERLY EARNINGS

NET SALES

During the second quarter of 2010, GCS’s sales reached $7,587.32 million, a slight increase of 0.11%.

SALES BY DIVISION

PRIVATE PHARMA

Quarterly sales in our main division, Private Pharma, decreased 0.87% versus 2Q09.  This decrease was primarily the result of the higher level of sales reported by this division during the second quarter of 2009 due to the outbreak of the AH1N1 virus, which affected various states within the country during the months of April and May of that year and which had a positive effect on our sales.

As a result, Private Pharma represented 84.36% of the Group’s total sales, 84 basis points lower than the participation that it had in 2Q09.

GOVERNMENT PHARMA

Sales in our Government Pharma division declined 6.72% compared to the second quarter of 2009, primarily as a result of lower sales to PEMEX and ISSEMYM.  It is worth mentioning that, in the case of PEMEX, the decrease was related to a reduction in subrogation contracts while that of ISSEMYM was related to a decline in demand on behalf of this institution.

As a result, this division went from representing 3.81% of total sales in 2Q09 to 3.55% during the same period of 2010.

HEALTH, BEAUTY, CONSUMER GOODS, GENERAL MERCHANDISE AND OTHER

Sales in our Health, Beauty, Consumer Goods, General Merchandise and Other division rose 2.93% compared to the second quarter of 2009. This increase was the result of an increase in offers and promotions that stimulated the demand for these products in the marketplace.

This division represented 8.86% of GCS’s total sales in 2Q10, 24 b.p. higher than in 2Q09, when it accounted for 8.62%.

PUBLICATIONS

During the quarter sales from Citem, our Publication distribution division, increased 35.97% compared to 2Q09. This growth was due to an increase in sales of specialty titles related to the World Cup that took place in South Africa as well as the recuperation of various publishers.

The significant growth reported by this division enabled it to increase its participation as a percentage of the Group’s total sales, from 2.38% in 2Q09 to 3.23% in the second quarter of 2010.

                                                                  Division                               % of Sales
                                              Private Pharma                             84.36%
                                          Government Pharma                          3.55%
                                Health, Beauty, Consumer Goods,
                                  General Merchandise and Other                  8.86%
                                                Publications                                3.23%

                                                   TOTAL                                   100.00%

GROSS INCOME

During the second quarter of the year, Grupo Casa Saba’s gross income grew 0.74% versus the same period of the previous year to reach $838.75 million pesos.  This increase was primarily due to a reduction in the cost of sales of the merchandise sold as a percentage of net sales.  As such, the company’s gross margin was 11.05%, 6 basis points higher than the 10.99% margin reported in 2Q09.

OPERATING EXPENSES

GCS maintained strict control over its costs and expenses during the quarter.  As a result, the Group’s operating expenses reached $569.28 million in 2Q10, a decline of 2.77% compared to the second quarter of 2009.

Operating expenses as a percentage of total sales decreased 23 b.p., from 7.73% in 2Q09 to 7.50% during the second quarter of 2010, due to the reduction in operating expenses and the increase in sales.

OPERATING INCOME

Quarterly operating income was $269.47 million, 9.05% higher than the $247.12 million reported in 2Q09.  The growth was the result of higher sales and lower operating costs.

Consequently, the operating margin for the period was 3.55%, 29 basis points higher than the 3.26% margin registered during the second quarter of 2009.

OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION

Operating income plus depreciation and amortization for 2Q10 was $284.08 million pesos, an increase of 5.26% compared to 2Q09.  Depreciation and amortization for the period was $14.61 million, 35.81% lower than it was during the second quarter of 2009.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the end of the second quarter of 2010 was $470.58 million, an increase of 136.29% compared to the same period of 2009.

COMPREHENSIVE COST OF FINANCING

During the quarter, GCS’s comprehensive cost of financing (CCF) reached $79.46 million, 35.53% higher than the CCF reported during 2Q09. This was primarily due to an increase in the amount of interest paid.

OTHER EXPENSES (INCOME)

During the second quarter of 2010, the Company reported an income of $13.87 million in other expenses (income), 513.28% higher than the income reported during the same period of 2009. It is worth mentioning that the expenses (income) from this line item were derived from activities that are distinct from the company’s everyday business operations.

TAX PROVISIONS

Tax provisions were $37.84 million during the second quarter of 2010, 13.44% less than the $43.72 million reported during 2Q09.  All of the provisions this quarter were related entirely to income tax payments.

NET INCOME

GCS’s net income for the second quarter was $166.03 million pesos, an increase of 12.93% compared to the same quarter of 2009. This was primarily due to the decrease in operating expenses as well as the decline in the Company’s tax provisions during the period.

Consequently, the net margin for the period was 2.19%, 25 basis points higher than the 1.94% net margin registered during the second quarter of the previous year.

.

WORKING CAPITAL

During the second quarter of 2010, our accounts receivable days increased by 10.1 days from 2Q09 to reach 77.9 days.  In addition, our accounts payable days declined 1.70 days versus 2Q09, to reach 50.3 days.  Finally, our inventory days were 61.0 days, 6.0 more days than we had during the same period of 2009.

The 265.4 million shares issued by Grupo Casa Saba are listed on the Mexican Stock Exchange and its ADRs on the New York Stock Exchange, both under the symbol “SAB”. One ADR equals 10 ordinary shares.

Grupo Casa Saba is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With more than 115 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements. Such topics imply risks and uncertainties, including the economic conditions in Mexico and other countries in which Grupo Casa Saba operates, as well as variations in the value of the Mexican peso as compared with the US dollar.

Contacts:
GRUPO CASA SABA                                     IR Communications:
Sandra Yatsko                                               Jesús Martínez Rojas
+52 (55) 5284-6672                                        +52 (55) 5644-1247
syatsko@casasaba.com                                 jesus@irandpr.com

GRUPO CASA SABA S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

In thousands of Mexican Pesos

I T E M	June 10	June 09	Variation

TOTAL ASSETS	16,427,307	13,772,511	2,654,797

CURRENT ASSETS	13,477,064	10,793,644	2,683,420
CASH AND CASH EQUIVALENTS	470,583	199,154	271,429
ACCOUNTS RECEIVABLE (NET)	6,568,693	5,710,606	858,087
OTHER ACCOUNTS RECEIVABLE (NET)	1,761,802	636,270	1,125,532
INVENTORIES	4,570,687	4,121,181	449,506
OTHER CURRENT ASSETS	105,299	126,432	(21,134)
NET PROPERTY, PLANT AND EQUIPMENT	1,341,994	1,357,001	(15,006)
PROPERTY	1,360,808	1,355,491	5,318
MACHINERY AND EQUIPMENT	455,584	494,165	(38,581)
OTHER EQUIPMENT	682,145	662,793	19,352
ACCUMULATED DEPRECIATION	1,156,543	1,155,448	1,094
DEFERRED ASSETS (NET)	1,342,006	1,321,157	20,850
OTHER ASSETS	266,243	300,709	(34,467)

TOTAL LIABILITIES	9,257,431	6,708,576	2,548,855

CURRENT LIABILITIES	7,357,058	5,129,581	2,227,477
ACCOUNTS PAYABLE	4,028,494	3,911,710	116,784
BANK DEBT	2,186,884	1,047,614	1,139,270
OTHER CURRENT LIABILITIES	1,141,680	170,257	971,423
LONG TERM LIABILITIES	1,310,707	1,102,472	208,235
BANK DEBT	1,310,707	1,102,472	208,235
OTHER LIABILITIES	589,667	476,522	113,144

SHAREHOLDER'S EQUITY	7,169,876	7,063,935	105,941

PAID-IN CAPITAL	1,993,875	1,993,875	-
CAPITAL STOCK	167,903	167,903	-
RESTATEMENT IN CAPITAL STOCK	956,094	956,094	-
PREMIUM ON STOCK SOLD	869,878	869,878	-
CAPITAL INCREASE (DECREASE)	5,176,002	5,070,060	105,941
CUMMULATIVE RESULTS AND EQUITY RESERVE	3,701,499	3,679,284	22,215
RESERVE FOR SHARES REPURCHASE	1,062,200	1,062,200	-
NET INCOME	412,303	328,577	83,726

GRUPO CASA SABA, S.A.B. DE C.V.
Figures are expressed in thousands of Mexican pesos of purchasing power as of June 2010

	Jan-June		Jan-June		Variation		Apr - June		Apr - June		Variation
Income Statement	2009	% of sales	2010	% of sales	$	%	2009	% of sales	2010	% of sales	$	%
NET SALES	15,005,389	100.00%	15,327,757	100.00%	322,367	2.15%	7,579,089	100.00%	7,587,329	100.00%	8,240	0.11%
COST OF SALES	13,343,111	88.92%	13,596,916	88.71%	253,805	1.90%	6,746,455	89.01%	6,748,572	88.95%	2,117	0.03%
Gross Profit	1,662,279	11.08%	1,730,840	11.29%	68,562	4.12%	832,635	10.99%	838,757	11.05%	6,123	0.74%
Operating Expenses
Sales Expenses	453,422	3.02%	445,987	2.91%	-7,435	(1.64%)	234,861	3.10%	226,758	2.99%	-8,103	(3.45%)
Administrative Expenses	689,076	4.59%	697,132	4.55%	8,055	1.17%	350,654	4.63%	342,528	4.51%	-8,126	(2.32%)
Operating Expenses	1,142,499	7.61%	1,143,119	7.46%	620	0.05%	585,515	7.73%	569,286	7.50%	-16,229	(2.77%)

Operating Income	519,780	3.46%	587,722	3.83%	67,942	13.07%	247,120	3.26%	269,472	3.55%	22,352	9.05%
COMPREHENSIVE COST OF FINANCING
Interest Paid	121,685	0.81%	138,818	0.91%	17,133	14.08%	60,064	0.79%	81,532	1.07%	21,468	35.74%
Interest (Earned)	-2,572	(0.02%)	-4,252	(0.03%)	-1,680	65.31%	-1,339	(0.02%)	-2,388	(0.03%)	-1,049	78.37%
Exchange Loss (Gain)	2,110	0.01%	-173	0.00%	-2,284	(108.22%)	-95	0.00%	319	0.00%	414	(437.14%)
Monetary Position (gain)	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Comprehensive Cost of Financing	121,223	0.81%	134,392	0.88%	13,169	10.86%	58,630	0.77%	79,463	1.05%	20,832	35.53%

OTHER EXPENSES (INCOME), net	-27,355	(0.18%)	-21,149	(0.14%)	6,207	(22.69%)	-2,262	(0.03%)	-13,873	(0.18%)	-11,611	513.28%

NET INCOME BEFORE TAXES	425,912	2.84%	474,478	3.10%	48,566	11.40%	190,752	2.52%	203,882	2.69%	13,130	6.88%

PROVISIONS FOR:
Income Tax	108,655	0.72%	62,176	0.41%	-46,480	(42.78%)	55,041	0.73%	37,845	0.50%	-17,196	(31.24%)
Asset Tax	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Deferred Income Tax	-11,320	(0.08%)	0	0.00%	11,320	(100.00%)	-11,320	(0.15%)	0	0.00%	11,320	(100.00%)
Profit sharing due	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Deferred Profit sharing due	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Total taxes	97,335	0.65%	62,176	0.41%	-35,160	(36.12%)	43,721	0.58%	37,845	0.50%	-5,876	(13.44%)

Net Income Before Extraordinary Items	328,577	2.19%	412,303	2.69%	83,726	25.48%	147,030	1.94%	166,037	2.19%	19,007	12.93%

Extraordinary Items (Income)	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Net Income	328,577	2.19%	412,303	2.69%	83,726	25.48%	147,030	1.94%	166,037	2.19%	19,007	12.93%

Depreciation and Amortization	42,046	0.28%	35,466	0.23%	(6,580)	(15.65%)	22,761	0.30%	14,611	0.19%	(8,150)	(35.81%)
Operating income plus Depreciation and Amortization	561,826	3.74%	623,188	4.07%	61,362	10.92%	269,881	3.56%	284,083	3.74%	14,202	5.26%

Minority Interest	1,439		-3,321	-0.02%	-4,760	-330.77%			-3,423	-0.05%	-3,423	0.00%